PepcoHoldings, Inc.
NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release   Media Contact: Debbi Jarvis (202) 872-2680
May 7, 2004   Investor Relations: Ernie Bourscheid (202) 872-2797

Pepco Holdings Reports First Quarter 2004 Results
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today announced first-quarter 2004 consolidated earnings of $51.2 million, or 30 cents per share, on operating revenue of $1.8 billion compared to a consolidated loss of $24.9 million, or 15 cents per share, on operating revenue of $1.9 billion in the first quarter of 2003.

"The first quarter earnings for 2004 reflect more normal operating results compared to the same period last year which included the unfavorable impact of energy trading losses and turbine contract cancellation expenses" reported Dennis Wraase, PHI President and Chief Executive Officer. The 2003 results include the net unfavorable impact of $31.1 million, or 19 cents per share, due to the cancellation of a contract for the delivery of four combustion turbines and $26.7 million, or 16 cents per share, in net energy trading losses prior to the cessation of proprietary trading. Mr. Wraase added, "the current quarter results were also favorably impacted by 7 cents per share resulting from tax regulations that became effective this February and were retroactive to 2001."

For further details regarding the change in consolidated earnings between 2004 and 2003, please see the schedules that follow and refer to the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2004 filed today with the Securities and Exchange Commission.

CONFERENCE CALL FOR INVESTORS

PHI will host a conference call to discuss first-quarter results on Monday, May 10 at 9:00 a.m. EDT. Individual investors, members of the news media and other interested parties may access the conference call "live" on the Internet at http://www.pepcoholdings.com/investors or by telephone at (800) 884-5695. A taped on-demand replay of the conference call will also be available for seven days following the call. To hear the replay, call (888) 286-8010 and enter pass code 64770188. An audio archive will also be available on the PHI Web site.

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operation consists of PHI Power Delivery, which delivers 50,000 gigawatt-hours of power to more than 1.7 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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SELECTED FINANCIAL INFORMATION

UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended March 31, 2004
(In Millions)

	Power Delivery	Competitive Energy Segments: Conectiv Energy	Competitive Energy Segments: Pepco Energy Services	Other Non-Regulated	Corp. & Other	PHI Cons.
Operating Revenue	$1,039.2	$ 587.8	$ 310.7	$ 21.1	$ (194.7)	$ 1,764.1
Operating Expense	930.7	572.3	308.2	(3.3)	(194.3)	1,613.6
Operating Income (loss)	108.5	15.5	2.5	24.4	(.4)	150.5
Interest Expense	46.3	6.6	.5	10.0	29.2	92.6
Income Taxes	27.2	3.4	(.6)	(5.8)	(12.8)	11.4
Net Income (loss)	$ 40.8	$ 5.0	$ 3.1	$ 20.1	$ (17.8)	$ 51.2
Total Assets	$8,514.3	$2,048.8	$555.2	$1,336.2	$1,095.3	$13,549.8

UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended March 31, 2003
(In Millions)

	Power Delivery	Competitive Energy Segments: Conectiv Energy	Competitive Energy Segments: Pepco Energy Services	Other Non-Regulated	Corp. & Other	PHI Cons.
Operating Revenue	$ 969.1	$ 828.2	$ 332.4	$ 26.3	$ (227.3)	$ 1,928.7
Operating Expense	842.8	980.2	337.6	4.1	(275.1)	1,889.6
Operating Income (loss)	126.3	(152.0)	(5.2)	22.2	47.8	39.1
Interest Expense	46.7	2.9	2.1	13.8	23.6	89.1
Income Taxes	34.5	(63.3)	(2.6)	.7	8.7	(22.0)
Net Income (loss)	$ 49.0	$ (90.5)	$ (4.4)	$ 8.4	$ 12.6	$ (24.9)
Total Assets	$8,539.7	$2,066.4	$484.5	$1,611.8	$ 892.6	$13,595.0

OTHER INFORMATION

Power Delivery Sales Analysis and Weather Data

			Three Months Ended March 31,					
	2004				**2003**			
	ACE	DPL	Pepco	Total	ACE	DPL	Pepco	Total
Electric Gigawatt Hours - Delivered	2,370	3,661	6,680	12,711	2,334	3,673	6,593	12,600
Electric Gigawatt Hours - SOS/POLR/BGS	1,948	3,252	4,715	9,915	2,089	3,264	4,132	9,485
Gas Sales - DTH	-	10,033,841	-	10,033,841	-	10,670,294	-	10,670,294

	Three Months Ended March 31,					
	ACE		DPL		Pepco	
	2004	2003	2004	2003	2004	2003
Heating Weather Data						
Heating Degree Days	2,732	2,826	2,548	2,608	2,328	2,463
Average Experience	2,540	2,456	2,293	2,205	2,165	2,144
Percent Difference from Average	7.6%	15.1%	11.1%	18.3%	7.5%	14.9%
Percent Difference from Prior Year	(3.3)%		(2.3)%		(5.5)%	

Share Information

	2004	2003
Stock Price Information (52 week range at March 31)		
High	$21.71	$20.56
Low	$16.10	$16.73
Close	$20.44	$17.40
Weighted Average Shares Outstanding (Rounded) - Quarter	171,802,000	170,028,000
Book Value per Share - End of Period	$17.58	$17.26

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